UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Carbonite, Inc.

(Name of Subject Company)

Coral Merger Sub Inc.

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

141337105

(Cusip Number of Class of Securities)

Gordon A. Davies

Open Text Corporation

Executive Vice President, Chief Legal Officer and Corporate Development

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Neil Q. Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 895,650,483.72	$ 116,255.43

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the sum of (a) the product of (x) 35,042,212 shares of common stock issued and outstanding and (y) the offer price of $23.00 per share (b) the product of (x) 640,114 shares issuable upon the exercise of outstanding options with an exercise price less than the offer price of $23.00 per share and (y) $11.52 per share, which is the offer price of $23.00 per share less the weighted-average exercise price for such options, (c) the product of (x) 2,873,548 shares issuable pursuant to granted and outstanding restricted stock units and (y) the offer price of $23.00 per share and (d) the product of (x) 706,065 shares issuable pursuant to granted and outstanding performance restricted stock units and (y) the offer price of $23.00 per share.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2020, effective October 1, 2019, by multiplying the transaction value by 0.00012980.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $116,255.43	Filing Party: Coral Merger Sub Inc. and Open Text Corporation
Form or Registration No.: Schedule TO	Date Filed: November 25, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended and supplemented by Amendment No. 1 filed on December 3, 2019 (“Amendment No. 1”), Amendment No. 2 filed on December 6, 2019 (“Amendment No.2”), Amendment No. 3 filed on December 11, 2019 (“Amendment No.3”) and Amendment No. 4 filed on December 12, 2019 (“Amendment No. 4”) , filed by Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”) and Coral Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of OpenText (“Purchaser”), with the Securities and Exchange Commission on November 25, 2019 (together with this Amendment, Amendment No.1, Amendment No.2, and Amendment No.3 and Amendment No. 4, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock of Carbonite, Inc., a Delaware corporation (“Carbonite”), par value $0.01 per share ( each a “Share”), at a price of $23.00 per Share, in cash, without interest, and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2019 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Amendments to the Schedule TO

Items 1-9 and 11.

The Offer to Purchase and Items 1-9 and 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs at the end thereof:

“Consummation of the Offer and the Merger.

OpenText announced that the expiration of the Offer occurred at one minute after 11:59 PM, Eastern time, on December 23, 2019 (the “Expiration Time”). The Depositary for the Offer has advised OpenText and Purchaser, that immediately prior to the Expiration Time on December 24, 2019 there were validly tendered and not withdrawn (and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as defined in Section 251(h)(6)(f) of the DGCL)), a total of 28,703,509 Shares. The validly tendered Shares, represent approximately 81.51% of the Shares outstanding immediately following the consummation of the Offer. In addition, notices of guaranteed delivery have been delivered with respect to 3,482,105 Shares. The number of Shares tendered into the Offer (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as defined in Section 251(h)(6)(f) of the DGCL)) satisfied the Minimum Condition. All conditions to the Offer have been satisfied or waived. Purchaser has accepted for payment all Shares that were validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Time.

On December 24, 2019, following the expiration of the Offer and acceptance for payment of the Shares tendered pursuant to the Offer, OpenText completed its acquisition of Carbonite pursuant to the terms of the Merger Agreement. Pursuant to the terms and conditions of the Merger Agreement, Purchaser merged with and into Carbonite, with Carbonite surviving the Merger as a wholly-owned subsidiary of OpenText, without a stockholder vote to adopt the Merger Agreement and effect the Merger in accordance with Section 251(h) of the DGCL. As a result of the Merger, each Share outstanding immediately prior to the Effective Time was converted into the right to receive the Merger Consideration in cash, without interest, and net of applicable withholding of taxes (which is the same amount per Share that will be paid in the Offer), other than each Share (i) to be converted or cancelled pursuant to the Merger Agreement, (ii) owned by Carbonite stockholders who are entitled to and who properly exercised appraisal rights under Section 262 of the DGCL with respect to such Share, or (iii) irrevocably accepted for purchase pursuant to the Offer.

As a result of the Merger, the Shares will be delisted and will cease trading on the Nasdaq. OpenText and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Carbonite’s reporting obligations under the Exchange Act as promptly as practicable.

The full text of the press release issued by OpenText on December 24, 2019 in connection with the expiration of the Offer and the Merger is attached hereto as Exhibit (a)(5)(M) and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

Exhibit No.	Description

(a)(5)(M)	Press Release issued by Open Text Corporation on December 24, 2019

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2019

OPEN TEXT CORPORATION

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	EVP, CLO and Corporate Development

CORAL MERGER SUB INC.

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 25, 2019*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Press Release issued by Open Text Corporation on November 11, 2019 (incorporated by reference to the pre-commencement communication filing on Schedule TO filed by Open Text Corporation with the Securities and Exchange Commission on November 12, 2019)*

(a)(5)(B)	Press Release issued by Open Text Corporation on November 25, 2019*

(a)(5)(C)	Form of summary advertisement, published in The New York Times on November 25, 2019*

(a)(5)(D)	Transcript of Open Text Corporation investor call on November 11, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(E)	Presentation made available by Open Text Corporation on its website to investors on November 11, 2019 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(F)	Message to Carbonite, Inc. employees on November 11, 2019, by Mark J. Barrenechea, CEO & CTO of Open Text Corporation (incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(G)	Social media posts from Open Text Corporation, dated November 11, 2019 (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(H)	Social media post from Mark J. Barrenechea, Vice Chair, Chief Executive Officer and Chief Technology Officer of Open Text Corporation, dated November 11, 2019 (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(I)	Social media post from Open Text Corporation, dated November 13, 2019 (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(J)	Social media post from Savinay Berry, Senior Vice President, Cloud Service Delivery at Open Text Corporation, dated November 12, 2019 (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(K)	Social media post from Muhi Majzoub, Executive Vice President & Chief Product Officer at Open Text Corporation, dated November 12, 2019 (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(L)	Social media post from Brian Sweeney, Chief Human Resources Officer at Open Text Corporation, dated November 12, 2019 (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(M)	Press Release issued by Open Text Corporation on December 24, 2019

(b)(1)	Fourth Amended and Restated Credit Agreement dated as of October 31, 2019, by and among Open Text ULC, Open Text Holdings, Inc. and Open Text Corporation, as borrowers, the guarantors party thereto, each of the lenders party thereto, Barclays Bank PLC, as administrative agent, collateral agent and swing line lender and Royal Bank of Canada as documentary credit lender (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 5, 2019).*

(d)(1)	Agreement and Plan of Merger, dated as of November 10, 2019, by and among Open Text Corporation, Coral Merger Sub Inc. and Carbonite, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 12, 2019).*

(d)(2)	Confidentiality Agreement, dated as of June 21, 2019, by and between Open Text Corporation and Carbonite, Inc.*

(g)	Not applicable

(h)	Not applicable

* Previously filed